SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October, 2009

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	☒

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement on resolutions passed at the first extraordinary general meeting of China Petroleum & Chemical Corporation (the “Registrant”), made by the Registrant on October 15, 2009.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibilities for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

 (Stock Code: 386)

Announcement for resolution passed at the first extraordinary general meeting

Sinopec Corp. and all members of the Board warrant the authenticity, accuracy and completeness of the information contained in this announcement, and there are no material omissions, or misrepresentations or misleading statements contained herein.

Important Notice

•	There is no objection against or amendment to the proposed resolution.

•	There is no new proposal submitted to the Meeting.

1.	Convening and attendance of the meeting

China Petroleum & Chemical Corporation ("Sinopec Corp.") held its first extraordinary general meeting for 2009 ("EGM" or the "Meeting") at Kempinski Hotel, 50 Liangmaqiao Road, Chaoyang District, Beijing, PRC on 15 October 2009 at 9:00 a.m.

Shareholders who attended the EGM are as follows:

Number of shareholders who attended the EGM	57
among which：holders of A shares	51
holders of H shares	6
Total number of shares casting valid voting rights	8,682,590,619
among which：total number of shares held by holders of A shares (note 1)	2,072,810,276
total number of shares held by holders of H shares	6,609,780,343
Percentage to total number of shares casting attending and valid voting rights (%) (note 1)	41.46%
among which：percentage to total number of shares held by holders of A shares	9.90%
percentage to total number of shares held by holders of H shares	31.56%

Note 1:
The Meeting is in relation to connected transactions. According to the relevant requirements, the connected shareholder, China Petrochemical Corporation abstained from voting, 65,758,044,493 shares casting voting rights held by which did not account for the total number of shares casting valid voting rights or the total number of shares casting attending and valid voting rights.

The EGM was convened by the board of directors of Sinopec Corp. (the "Board") by way of physical meeting and chaired by Mr. Su Shulin, chairman of the Board. There are currently 15 directors and 9 supervisors of Sinopec Corp. Mr. Wang Tianpu and Mr. Zhang Yaocang, vice chairman of the Board, Mr. Wang Zhigang, Mr.

Cai Xiyou, Mr. Li Chunguang, Mr. Dai Houliang, Mr. Liu Yun, Mr. Liu Zhongli, Mr. Ye Qing and Mr. Xie Zhongyu, directors, attended the Meeting; Mr. Geng Limin, Mr. Zou Huiping, Mr. Zhou Shiliang and Mr. Li Yonggeng, supervisors, attended the Meeting; Mr. Wang Xinhua, the Chief Financial Officer, and Mr. Zhang Kehua, Mr. Zhang Haichao and Mr. Lei Dianwu, vice presidents, the vice-president, presented at the Meeting; Mr. Chen Ge, the secretary to the Board attended the Meeting. The EGM was convened and held in compliance with the requirements of the Companies Law and the articles of association of Sinopec Corp.

2.	Consideration of the resolution

The following resolution on the continuing connected transactions for 2010 to 2012 was considered and approved at the EGM by way of poll:

(a)	the Mutual Supply Agreement Amendments, the Major Continuing Connected Transactions and its caps for the three years ending on 31 December 2012 be and are hereby approved;

(b)	the Non-Major Continuing Connected Transactions be and are hereby approved; and

(c)
Mr. Wang Xinhua, the Chief Financial Officer of Sinopec Corp., be and is hereby authorized to sign or execute such other documents or supplemental agreements or deeds on behalf of Sinopec Corp. and to do such things and take all such actions pursuant to the relevant board resolutions as necessary or desirable for the purpose of giving effect to the above resolution with such changes as he (or she) may consider necessary, desirable or expedient.

The voting results are as follow:

		Number of shares	Voting in favour	Percentage on voting in favour	Voting against	Percentage on voting against	Approved or not
Shares casting attending and valid voting rights		8,682,590,619	6,141,002,320	70.73%	2,541,588,299	29.27%	Approved
Among which :	A share	2,072,810,276	2,071,213,261	99.92%	1,597,015	0.08%
	H share	6,609,780,343	4,069,789,059	61.57%	2,539,991,284	38.43%

At the date of the EGM, the issued share capital of Sinopec Corp. was 86,702,439,000 shares, which was the total number of shares entitling the holders to attend and vote for or against the resolutions at the EGM. According to the relevant requirements, the connected shareholder, China Petrochemical Corporation abstained from voting, 65,758,044,493 shares casting voting rights held by which did not account for the total number of shares casting valid voting rights or the total number of shares casting attending and valid voting rights. There were no shares entitling the holders to attend and vote only against the above resolution at the EGM.

3.     Witness by lawyers

Li Liping and Jiang Xueyan, PRC lawyers of Sinopec Corp. from Haiwen & Partners, attended the EGM and issued a legal opinion that the convening of and the procedures for holding the EGM, the voting procedures at the EGM, the eligibility of the convenor of the EGM and the eligibility of the shareholders (or their proxies) attending the EGM were in compliance with the requirements of the Companies Law and the articles of association of Sinopec Corp. and the voting results at the EGM were valid.

In accordance with the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, KPMG was appointed as the scrutineer in respect of voting at the EGM (note2).

In accordance with the requirements of the Listing Rules of the Shanghai Stock Exchange, the trading of A Shares of Sinopec Corp. on the Shanghai Stock Exchange was suspended since 9:30 a.m. on 15 October 2009 and will resume for trading from 9:30 a.m. on 16 October 2009.

4.    Documents for inspection

(1)	resolution of the EGM signed by the directors and the recorder who attended the EGM;
(2)	Legal opinion.

                          By Order of the Board
                                  Chen Ge
                                         Secretary to the Board of Directors

Beijing, the PRC, 15 October 2009

Note 2:
the taking of the poll results was scrutinized by KPMG, Certified Public Accountants, whose work was limited to the conduct of certain procedures required by Sinopec Corp. in accordance with the provisions of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited to confirm that the poll results summary prepared by Sinopec Corp. were identical with the results shown in the poll forms collected and provided by Sinopec Corp. to KPMG. The work performed by KPMG in this respect did not constitute either an audit or a review made in accordance with Hong Kong auditing standards nor did it include provision of any assurance or advice on matters of legal interpretation or entitlement to vote.

As at the date of this announcement, the non-executive directors are Messrs. Su Shulin, Zhang Yaocang, Cao Yaofeng, Li Chunguang and Liu Yun; the executive directors of Sinopec Corp. are Messrs. Wang Tianpu, Zhang Jianhua, Wang Zhigang, Cai Xiyou, Dai Houliang; the independent non-executive directors are Messrs. Liu Zhongli, Ye Qing, Li Deshui, Xie Zhongyu, Chen Xiaojin.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By: /s/ Chen Ge

Name: Chen Ge

Title: Secretary to the Board of Directors

Date: October 16, 2009